Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2007/11/23~2008/03/19

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$532,167,650 NTD; total transaction price:$532,167,650 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Asia Pacific Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2007/10/30~2008/03/24

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,190,000 shares; average unit price: $452.40 NTD; total amount: $538,356,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $526,633,939 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 5,952,023 shares; amount: 58,632,730 NTD; percentage of holdings: 0.57%; status of restriction of rights: No

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 2.30%; ratio of shareholder’s equity: 17.55%; the operational capital as shown in the most recent financial statement: $58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: None

10.Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation
April 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
March	Invoice amount	7,020,467	6,884,242	136,225	1.98
2008	Invoice amount	19,789,086	19,973,487	(184,401)	(0.92)
March	Net sales	8,498,439	7,549,238	949,201	12.57
2008	Net sales	24,002,911	23,025,231	977,680	4.25

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	100,075

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,344,757
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,558,320	15,000,000
Net Profit from Fair Value	115,358	(170,638)
Written-off Trading Contracts	22,335,403	0
Realized profit (loss)	528,028	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.4

To clarify reports on Commercial Times on April 14, 2008

1.Name of the reporting media: Commercial Times A10

2.Date of the report: 2008/04/14

3.Content of the report: Hejian could merge with UMC or IPO

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: UMC had filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005, for their executive guidance to transfer the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC under the extent permitted by law, and is still waiting for reply. UMC will comply with the ROC laws and regulations to keep cooperation and investment relationship with any other companies.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
For the month of March, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of March, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	February 29, 2008	March 31, 2008	Changes
Director	Fu-Tai Liou	4,123,221	3,123,221	(1,000,000)
Vice President	S C Chien	2,882,917	2,682,917	(200,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	February 29, 2008	March 31, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2008
Semiconductor Manufacturing Equipment	993,747	2,415,553
Fixed assets	40,198	114,894

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2008
Semiconductor Manufacturing Equipment	5,007	5,842
Fixed assets	0	0

Exhibit 99.6

To clarify reports on Economic Daily News on April 16, 2008

1.Name of the reporting media: Economic Daily News, A1

2.Date of the report: 2008/04/16

3.Content of the report: UMC will provide foundry service for iPhone

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The Company’s policy is to respect customers’ business confidentiality and can not comment on specific customer’s status. The Company can not comment on media’s speculative reports as well.

6.Countermeasures: None

7.Any other matters that need to be specified: None